Filed by Occidental Petroleum Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation
Commission File No.: 001-08968

The following is a transcript of an investor call held on April 24, 2019 in connection with the proposal by Occidental Petroleum Corporation to acquire Anadarko Petroleum Corporation.

Forward Looking Statements

Any statements in this communication about Occidental’s expectations, beliefs, plans or forecasts, including statements regarding the proposed transaction between Occidental and Anadarko, benefits and synergies of the proposed transaction and future opportunities for the combined company and products and securities, that are not historical facts are forward-looking statements. These statements are typically identified by words such as “estimate,” “project,” “predict,” “will,” “would,” “should,” “could,” “may,” “might,” “anticipate,” “plan,” “intend,” “believe,” “expect,” “aim,” “goal,” “target,” “objective,” “likely” or similar expressions that convey the prospective nature of events or outcomes. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Actual results may differ from anticipated results, sometimes materially, and reported or expected results should not be considered an indication of future performance. Factors that could cause actual results to differ include, but are not limited to: the ultimate outcome of any possible transaction between Occidental and Anadarko, including the possibility that Anadarko will reject the proposed transaction with Occidental or that the terms of any definitive agreement will be materially different from those described herein; uncertainties as to whether Anadarko will cooperate with Occidental regarding the proposed transaction; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including the receipt of Anadarko stockholder approval and Occidental stockholder approval; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; Occidental’s ability to finance the proposed transaction; Occidental’s indebtedness, including the substantial indebtedness Occidental expects to incur in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; Occidental’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that Occidental may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Anadarko’s operations with those of Occidental; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of Anadarko may be difficult; that Anadarko and Occidental are subject to intense competition and increased competition is expected in the future; general economic conditions that are less favorable than expected. Additional risks that may affect Occidental’s results of operations and financial position appear in Part I, Item 1A “Risk Factors” of Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, and in Occidental’s other filings with the U.S. Securities and Exchange Commission (“SEC”).

Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date of this communication and, unless legally required, Occidental does not undertake any obligation to update any forward-looking statement, as a result of new information, future events or otherwise.
No Offer or Solicitation

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which Occidental has made for an acquisition of Anadarko. In furtherance of this proposal and subject to future developments, Occidental (and, if a negotiated transaction is agreed, Anadarko) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Occidental and/or Anadarko may file with the SEC in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OCCIDENTAL, ANADARKO AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Occidental and/or Anadarko, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC by Occidental free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Occidental (if and when available) will also be made available free of charge by accessing Occidental’s website at www.oxy.com.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Occidental and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Occidental’s executive officers and directors is available in Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 21, 2019, and in its proxy statement for the 2019 Annual Meeting which was filed with the SEC on March 28, 2019. To the extent holdings of Occidental securities have changed since the amounts printed in the proxy statement for the 2019 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov.

Occidental Petroleum Corp. (Update) April 24, 2019

Corporate Speakers:
●	Jeff Alvarez, Occidental Petroleum Corporation, VP IR
●	Vicki A. Hollub, Occidental Petroleum Corporation, President, CEO, Director
●	Cedric W. Burgher, Occidental Petroleum Corporation, SVP, CFO

Participants:
●	Brian Arthur Singer, Goldman Sachs Group Inc., Analyst
●	Douglas George Blyth Leggate, BofA Merrill Lynch, Analyst
●	Philip Mulkey Gresh, JP Morgan Chase & Co, Analyst
●	Roger David Read, Wells Fargo Securities, LLC, Analyst
●	Leo Paul Mariani, KeyBanc Capital Markets Inc., Analyst
●	Jason Gammel, Jefferies LLC, Analyst

PRESENTATION

Operator: Good morning, and welcome to the Occidental conference call.

(Operator Instructions)

Please note this event is being recorded.

I would now like to turn the conference over to a Jeff Alvarez, Vice President of Investor Relations.

Jeff Alvarez: Thank you for joining today's call regarding Occidental's proposal to acquire Anadarko. With me today are Vicki Hollub, President and Chief Executive Officer of Occidental; and Cedric Burgher, Chief Financial Officer of Occidental.

Earlier this morning, Occidental issued a press release announcing our compelling proposal to acquire Anadarko. You may obtain a copy of this press release and the presentation that we referred to on today's call on our Web Site at aglobalenergyleader.com. This call is being webcast live and a replay will be available on the Investor Relations section of our Web Site.

Before we begin, I'd like to draw your attention to the forward-looking statements and additional legal information, which are available at the beginning of the presentation. As a reminder, today's conference call contains certain projections and other forward-looking statements within the meaning of the Federal Securities Laws. These statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied in these statements are more fully described in our cautionary statement regarding forward-looking statements in our presentation.

And now I'll turn the call over to Vicki Hollub.

Vicki A. Hollub: Thank you, Jeff. And thank you, all, for joining us this morning. I'm excited to announce our superior proposal to acquire Anadarko, a premier independent global E and P Company. The combination of our 2 companies will create an industry-leading global integrated Company with compelling financial and strategic merits beneficial to both Occidental and Anadarko's shareholders while enhancing our sustainable value proposition. The combination of Occidental and Anadarko will be highly accretive to Occidental's already strong cash flow per share and free cash flow per share metrics. The transaction will further enable us to grow our dividend while increasing production at a disciplined pace of 5% per year.

The synergies we have identified are high impact and transformational for Occidental. We expect to achieve $3.5 billion in annual cash flow improvements, first from $2 billion in annual pretax run rate cost synergies and through $1.5 billion of annual capital reduction that will moderate near-term growth from 10% to 5% on a combined basis.

The scale and depth of our Company combined will allow us to grow production at a lower rate, while increasing our dividend and adhering to our strong commitment to capital discipline. After the transaction closes, we expect to rapidly deleverage our balance sheet through strategic asset sales totaling between $10 billion and $15 billion over the ensuing 12 to 24 months.

As we delever, in addition to growing our dividend, we will opportunistically deploy excess cash to shareholders through our active share repurchase program. Strategically, we can leverage our proven operational and technical expertise across an enhanced portfolio with greater scale and geographic diversity. Our scale of portfolio will be unique in this sector, large enough to generate industry-leading return metrics while remaining agile.

Occidental is known for being a leader in Permian shale and EOR as well as internationally. We have a strong track record of completing major projects around the world on time and on budget. We will apply our leadership, technical expertise and project management capabilities to the combined portfolio, which will drive high returns for our shareholders.

Over the last 30 years, Occidental has operated in approximately 40 countries. In my 38 years with Occidental, I've seen us succeed across onshore and offshore basins and in challenging environments. We understand better than anyone else how to identify high-return opportunities and also which assets do not generate competitive returns. We know how to focus our attention, our people and capital on the opportunities that will generate the highest returns for our shareholders. We also understand when and how to monetize assets and that are not compelling for our shareholders. While this transaction will be transformational for Occidental and Anadarko, it will not change our commitment to our sustainable value proposition. We remain committed to returning cash to shareholders through our growing dividend and share repurchases, maintaining a strong balance sheet and exercising capital discipline across our combined portfolio. We would not be making this offer if it didn't improve our ability to enhance our commitment to investors, employees and communities.

Occidental is in the strong position that we are due to the hard work and dedication of our employees and the quality of our assets. We empower our people to execute our strategic vision, and I am positive that our culture of success will continue to grow in our combined Company. Now I'd like to turn the call over to Cedric who will cover the specifics of our offer and the financial and strategic metrics that we will deliver.

Cedric W. Burgher: Thank you, Vicki. Our proposal is structured as a 50% cash and 50% stock transaction whereby Anadarko shareholders will receive $38 per share in cash and 0.6094 shares of Occidental common stock for each share of Anadarko common stock, which represents a total transaction value of $57 billion, including the assumption of net debt and book value of noncontrolling interests. Occidental's proposal represents a premium of approximately 20% to the $63.46 per share value of Anadarko's pending transactions with Chevron based on Chevron's closing price as of yesterday. It also represents $21.75 per share more in cash than Anadarko's pending transaction. We expect to fund the cash portion of the consideration through a combination of balance sheet cash and fully committed debt financing. As such, the transaction is not subject to a financing condition.

As Vicki said earlier, we expect to execute $10 billion to $15 billion in asset sales over the next 12 to 24 months, the proceeds from which we will apply towards deleveraging. To complete the equity portion of the transaction, we will issue approximately 309 million shares to Anadarko's shareholders. The transaction would be subject to approval from both Occidental's and Anadarko's shareholders as well as customary closing conditions, and we believe it would close in the second half of 2019.

Our position as an integrated Company with unique scale is a game changer and it will enable us to be even more productive, more cash flow generative and return more capital to shareholders while delivering industry-leading returns.

After closing, Anadarko's shareholders will participate in Occidental's dividend, which is currently $3.12 per share annually. We believe that this is a compelling transaction for both companies' shareholders. Occidental shareholders will benefit from the strong strategic and financial logic of the combination and Occidental's commitment to our sustainable value proposition.

Anadarko shareholders will receive immediate and superior value as well as the opportunity to participate in the upside potential of the combined Company created by a higher impact transaction. As the low-cost producer in some of the most prolific basins in the world, we have demonstrated why we are well positioned to be a consolidator. One of the reasons this deal is so attractive is that it will create combined Company with a premier global asset portfolio where we can further apply our operational expertise. With this transaction, we'll enhance our leading position in the Permian Basin while at the same time further diversifying into attractive complementary areas.

In combination with Anadarko, we will also be the #1 producer in the DJ Basin, the #1 producer in the Uinta basin, the #1 independent producer in Oman. In addition, we will establish ourselves among the leaders in the Gulf of Mexico as well as in compelling international markets, all while enhancing the foundation for our excellent existing businesses in chemicals, midstream; and in Oman, the UAE and Colombia.

In terms of our production, 60% of total production will be oil. The combined Company is expected to produce approximately 1.4 million barrels of oil equivalent per day with a relatively even geographic split between the Permian, other U.S. regions and international.

We believe this acquisition will significantly strengthen our competitive position across multiple markets and geographies by establishing a highly complementary portfolio of top-tier assets that will provide us with attractive avenues for growth and cash generation.

I'd like to call out a few key highlights from our combined portfolio, especially in the Permian, but will refrain from getting too detailed across geographies as we'd like to leave ample time for Q&A. We have included further details in the appendix of our presentation.

The transaction will extend our position as the largest producer in the Permian with a combined net 533,000 BOEs per day of production, which will accelerate our value-driven strategy in the U.S. onshore through a combination of top-tier assets and best-in-class economics.

As I've said before, we operate our assets with a full life cycle view. We are positioned to be the long-term leader in the Permian, a position enhanced by our unique EOR expertise. Our Permian investments will continue to provide payback in the form of lower costs as our production base expands. Our Permian cash operating costs in Q4 were the lowest this decade, and we believe that there is significant opportunity for us to leverage our Permian operating experience, subsurface knowledge and technology to make the most of Anadarko's existing assets. Importantly, our combined business in the Permian at current oil prices would be free cash flow positive. We have identified $3.5 billion in free cash flow improvements from $2 billion in annual pretax run rate cost synergies and through $1.5 billion of annual capital reduction.

As you can see from the bridge we've included in our presentation, we anticipate synergies will be generated from 4 primary areas: First, we see a meaningful opportunity to enhance and integrate our combined assets domestically, with more than a 10% expected improvement in capital well costs. The largest competitor to this is bringing their Permian well costs in line with ours by accelerating pad development and applying Oxy Drilling Dynamics. When we expanded Oxy Drilling Dynamics to Oman, we reduced well cost by 30%, and expect to be able to achieve strong well results when we roll it out in the DJ Basin as well. Our joint expertise will allow us to improve well productivity as we implement best practices across our operations in the Permian as well as in the DJ.

Second, the integration and optimization of our global supply chain is expected to provide estimated synergies of $600 million. Most of you are familiar with the benefits Aventine Logistics Hub. Expanding our logistics and supply strategy across a larger footprint will enable us to maximize efficient delivery of supplies across our operations while realizing economies of scale from our enhanced purchasing power.

Third, we expect a significant opportunity for cost savings with general corporate overhead through reduction in G&A, through corporate streamlining to the tune of $900 million.

And fourth, we will reduce combined growth capital by $1.5 billion. As Vicki mentioned, the combined scale of our integrated Company will allow us to grow at a disciplined pace of 5% while still generating significant excess cash to return to our shareholders. Additionally, we see upside potential to create value beyond our announced synergies through the application of combined best practices through our international operations and within marketing efforts.

Given that Permian is such a significant part of our combined portfolio, we have further highlighted the opportunity ahead of us and also show how we can transfer this leadership and apply it across Anadarko's portfolio. We have produced more than 100 -- we have produced more of the top 100 wells in the Permian than any other operator when measured on a 6-month cumulative basis. We have accomplished this with less profit, which we highlight because: one, it's a big cost driver; and two, it really indicates how we can customize our developments based on the detailed understanding of the subsurface.

We know that our customizable development strategy driven by understanding of the subsurface is unparalleled in the Permian Basin. You'll see in our presentation, how an example of our dedication to understanding the subsurface has benefited us not only in the Permian but also in Oman. We will apply our approach of developing a detailed understanding of the subsurface to Anadarko's assets, and we are optimistic about our ability to realize greater returns across Anadarko's assets.

Let me conclude with the discussion of cash flow accretion. With the addition of Anadarko, we are creating a unique platform that will drive meaningful value for our shareholders. The transaction will be accretive to cash flow per share by 15% in the first year growing to 25% in the second year. Currently, shareholders will benefit from enhanced upside to oil prices as annualized cash flow will increase by approximately $270 million for every $1 per barrel oil -- increase in oil prices. We expect this to grow as production in margins improved. And as Vicki said, our commitment to our dividend and capital discipline remains unchanged. As we delever, we can -- through our planned portfolio optimization and cash flow in addition to growing our dividend, we continue to deploy excess cash to shareholders through our share repurchase program. This transaction offers compelling value for our shareholders of both Occidental and Anadarko, and as we continue -- as we create an industry-leading global integrated energy Company with a shareholder-focused sustainable value proposition. With that, I'll turn the call back over to Vicki, to close before Q&A.

Vicki A. Hollub: Thanks, Cedric. Our proposal to combine Occidental and Anadarko will create a global energy leader with the scale and scope to lead our industry into the future while rewarding our investors with enhanced return on capital and return of capital. This transaction will create significant opportunity for our Company to apply our expertise across a greater array of complementary, world-class assets. I'm confident in our ability to realize the full potential of this transaction while maintaining a strong balance sheet with an investor-grade credit rating. This is an exciting day for both companies. Looking ahead, I've never been more optimistic about Occidental's future.

We'll now open the call for Q&A.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions)

Brian Singer of Goldman Sachs.

Brian Arthur Singer: One of the key first question that typically comes up when companies announce acquisitions, particularly involving new or newer areas is the health and sustainability of the legacy assets. And Vicki, one of the points you made in your remarks is your ability to know which assets do not generate competitive returns. That may have been a comment on the Anadarko piece of the portfolio, but what level of worry or concern do you have on the ability of the Oxy-base assets to grow 5% to 8% annually and generate competitive returns that would warrant the pursuit of inorganic growth with synergies?

Vicki A. Hollub: Well, the opportunity that we have with Anadarko allows us to expand our capabilities in the United States. We will have now 2 basins, which I think strengthens us. We'll be able to further prioritize as we put together our development programs, the best of the best in both of those basins. The main driver of growth for us will continue to be our shale play. And at least over the next 2 to 3 years, we expect in years 3 to 6 or so for our international assets with the blocks that we just got in Oman and Abu Dhabi to start kicking in for growth along with Colombia. So we're building here the opportunity to even further optimize where every dollar goes.

And the other thing this acquisition does for us is it accelerates our cash flow accretion. As you know, we've been through our portfolio optimization and getting out of things that didn't deliver the returns that we wanted to deliver to shareholders, we got ourselves in a scenario where we didn't have the cash flow that we wanted for the dividend, but we fixed that as we were growing our cash flow over the last couple of years. And as you know, last year, we achieved cash flow breakeven at $40. And so what this does for us now is with the combined assets, we're able to now drop our growth rate to a more moderate pace, 5%, instead of the better than 10% that we were doing over the last couple of years. And that'll enable us to optimize significantly within the portfolio that we'll have.

And you're right, we do love our portfolio; this is the best portfolio we've had since I've been at Oxy. But Anadarko has great assets too. We just think that this is going to provide significant opportunity to use the additional cash flow that Anadarko provides to deliver more to our shareholders. And a lot of that, after we delever, will come through share repurchases.

Brian Arthur Singer: Great. And my follow-up is 2 areas that likely over the years contributed to opening up the valuation gap in Anadarko that you're trying to take advantage of, our concerns around the risks in Colorado and with regards to government policies and then also the timing in the investment cycle and the ability to execute in LNG. What do you and the board see that would keep those concerns from having a similar impact to Oxy? You did talk a bit, I think, about the well productivity enhancement in the DJ and then also the well cost reduction. Maybe you could talk a little bit more about offsetting some of those risks and then also the LNG strategy?

Vicki A. Hollub: Yes. We believe what just happened in Colorado is favorable for us and for the Anadarko position. Because as you know, the way we develop our assets is we put together full-life development plans. So we have our scenarios laid out for several years in advance, and that will play well with what's happening in Colorado, giving a lot of the decision-making power to the local communities. That also plays to our strength in the way that we partner with communities, governments and other oil companies around the world.

One of our trademarks is partner of choice, and so we love to be able to go in and show a community or show the BLM or show local cities the plans that we've laid out for years to come. And so we don't see that anything that's happened in Colorado would be detrimental to our ability to execute on that in the way that we've executed in the Permian and on BLM acreage over the past few years. So we think that's not a problem for us. We have no worries about what's happening in Colorado. We looked at that in detail.

With respect to Mozambique, Mozambique is a high-quality asset, but it's important to remember that the bulk of the value here is in the shale play. Mozambique though is important and that's something that will need to be developed. What we bring to that is our world-class major projects development expertise, and that's something that is, I think, proven and everybody in the industry sees. If you take the Al Hosn project, where at the peak of construction, that $10 billion project, we had to build a small city to house the 40,000 workers, and that was a very unique processing plant and that we had to design some things that were like the first serial number. And we have the largest, I believe, still the largest sulfur recovery unit as a part of that plant in the world. And when you do a plant like that, then building an LNG facility is like pulling something off the shelf. So we know that we'll be able to build that facility, and we can do that on time and on budget. So we have no concerns that we would be able to add value to that project.

LNG has not been a part of our strategy up to this point. And just like we do a number of things, we believe that we can develop that as well or better than others. And at some point, that would be something that would be available for monetization. But we feel like in the meantime that we're the better ones to execute on building that LNG facility.

Operator: Doug Leggate of Bank of America Merrill Lynch.

Douglas George Blyth Leggate: I appreciate all the color this morning. I got 2 questions, Vicki, if I may. I think at least the headlines on Bloomberg's layout, pretty graphic detail what your approach was and the letter and so on. My first question is why do you think, in your view, the Anadarko board chose to reject consistently your approaches? And I guess what's behind the question is, obviously your equity issue does require a shareholder vote, so do you see that as perhaps the biggest delta between yourselves and Chevron? I'm just curious what your overall thoughts are as to why you think after almost 2 years of approaching Anadarko, they consistently rejected your approach?

Vicki A. Hollub: I can't speak for them, but I can say that we knew that once we were able to get out, talk to our shareholders and tell our full story that our shareholders will understand that this will create significant value for us. This is one of those really, really unique opportunities that has so much upside and it plays into our strengths. So we feel like this is the absolute right thing to do for our shareholders. And over our almost 100-year history of Occidental, there have been a number of times within our history, we've done something transformational.

And I would say that 2 of the biggest transformational things that we did domestically as Occidental were the acquisition of Elk Hills, which by the way would be another major in that acquisition as well. And then in Altura which is the foundation of our Permian assets. When we bought Altura, Steve Chazen did that, and he could see the potential of the Permian Basin, he saw the stacked pay, he loved it, he knew that it would be something that was the right thing for our shareholders. But the way it was portrayed at the time, it was portrayed as Oxy's buying these harvest mode assets, and there's nothing left to gain from them. And 2 majors willingly sold those assets to us. And 18 years later, we're still finding new reserves in those assets. That speaks well of our subsurface capabilities. But at the time, shareholders had concern and our stock price dropped 20% at that time.

Well, this to me is another one of those kind of transformational opportunities and it's not one that we've moved suddenly and in a knee-jerk reaction. As you said, we've studied this very diligently. We feel very confident we're going to be able to achieve value-add for our shareholders. And there is no risk to this asset. We see no risk in this, and that's what we want to be able to communicate. And we haven't been able to talk about it. And that's put some pressure on our stock. That was part of the reason we moved forward now to be able to get our story out and to talk to all of you.

Douglas George Blyth Leggate: My follow-up is really to that point. I mean the accretion mark you've shown is obviously pretty compelling. So I guess, I don't know if you want to take this, Vicki, or you want to throw it to Cedric, but my question is really on synergies and disposals. You obviously have a little bit less overlap than Chevron. But at the same time--

Vicki A. Hollub: --no. Doug, I'm sorry, can I just say that I don't believe that necessarily to be true. I know they have Gulf of Mexico in terms of the synergies with them. But again, 75% of the value of this deal is in the DJ Basin, the Delaware Basin at Western Gas. That plays to our strength. Remember that, 75%. So maybe there are 3 areas that have some overlap, but the value of this is in the shale.

I'm sorry, go ahead, Doug.

Douglas George Blyth Leggate: --no, I understand. The second part of my question is really on the disposals. Because certainly from as we all know, Cedric gave us all an opportunity to chat about some of the issues that had gone on in the last week or so. And it certainly was my impression that Mozambique or LNG was not something that you necessarily wanted to get involved with. And what's really behind my question is, this $10 billion to $15 billion of disposals, can you characterize how comfortable you are that you have line of sight to achieve that level of monetization? Because obviously that would be a big part of the overall value proposition that you could release that amount value out of the combined Company. And I'll leave it there.

Cedric W. Burgher: We've got a fairly detailed list that we obviously wouldn't want to share, it won't help us in the sale process to give any kind of a heads-up or forecast before we're ready to do that. And then many of these will be sold in private transactions anyway; virtually all of them is. There is liquidity and some things, there has been talk about some of the MLP positions how you could monetize some of that very easily, but some of the bigger assets, and even we've been surprised as these rumors got out, we've had a number of inbounds that have increased our confidence and surprised us on the positive side about the market appetite for a number of assets that we would consider selling. But we don't like to put out numbers that we can't meet or beat; I think you know that. If you know Oxy, we have a long history of doing what we say we're going to do and putting out pretty conservative forecasts. So that $10 billion to $15 billion number, we have a high confidence in.

Operator: Phil Gresh of JPMorgan.

Philip Mulkey Gresh: First question for Cedric here, I guess this is somewhat following up on Doug's question on the asset sales, but more from a slightly different angle. If you look at your balance sheet leverage pro forma for the transaction, it's a significant increase in debt. Oxy has traditionally been a best-in-class balance sheet leverage Company for a long period of time. Cedric, could you elaborate a little bit further on where you want to take that pro forma leverage and over what period of time? I realize there is the asset sale component, but just a little bit more detail on that would be helpful.

Cedric W. Burgher: Yes, we very much enjoy our current strong investment-grade rating. We want to get back to if not better than our current levels over time. We're targeting less than 2x net leverage by 2021.So we'll be moving not only on asset sales but as we outlined, we have superior synergy capture here, far superior synergy capture both in the form of cost as well as capital synergies. And those numbers don't even include what we can do with better well performance, which we have demonstrated in the presentation. Slide 12 in particular shows our the superiority with well performance, not even in the synergy number. But as we apply and capture those, that's an additional $3.5 billion of cash flow.

And if you model this, I think you'll conclude there is significant free cash flow accretion with this deal, and we will be applying free cash flow to debt reduction as well. So the combination of that we think can help us delever really quickly and get back to very strong investment-grade ratings. Like I said, our goal would be to be where we are now or even better over time.

Philip Mulkey Gresh: Okay. And then the follow-up to that just on the asset sale side. If you think about the West assets, obviously that impacts your consolidated leverage metrics. So is that -- I know you don't want to talk specifically too much about individual assets, but I'm just wondering, you do have a midstream business of your own and so I'm trying to understand how strategic you think midstream assets are in general, and how we might think about what West means to you.

Cedric W. Burgher: Well, you saw by our actions, I think last year, a very good indication how we think about the midstream business. It is strategic, it's super important to control the midstream assets and have takeaway capacity. We've really frankly shown up the entire industry with our excess takeaway from the Permian to the Gulf Coast, that was -- has really still in short supply. So -- and then our terminal -- our export terminal capacity, again, industry leading and far in excess of what we need. So we've actually modeled very few synergies in the numbers we've given you on the midstream side. There's upside there, too. But you don't need to own the assets. We think you can contractually take care of your needs in most cases. In some cases, you do need to own the assets, and we do continue to own midstream assets within the Oxy portfolio. So that'll again be an opportunity for optimization. But again, in our -- in the synergies and reductions that we've shown you, very little is put in the midstream side of the business. And the other thing I would say on the consolidation of the debt at the Western Gas, that is an accounting fact that you would need to consolidate that as long as you own enough of the general partner to make that happen. But it is not recourse. So it is Western's. That's an accounting issue. It's not legally, kind of, encumbering Occidental or Anadarko at this time or would be in the future. But that's something over time -- it is adding complexity but that's something Anadarko's had for some time. They did a simplification that's improved that. But that's something that we think most investors can understand pretty quickly when they can look past the accounting and into the reality of the legal obligations.

Philip Mulkey Gresh: And Cedric, just to clarify, when you're talking about your 2x -- sub-2x leverage target, are you -- because of that accounting standard, are you including that leverage in that calculation of where you want the debt to be?

Cedric W. Burgher: Yes.

Operator: Roger Read of Wells Fargo.

Roger David Read: Congratulations on not taking this sitting down. Well, though, probably you're sitting right now. Anyway, quick question for you. Obviously, as you detailed in the letter, you've made offers previously. You've submitted this offer. Not a lot of experience on my side with kind of this competing bid process more out in the open. I was wondering what, if any, time frame is on the offer and what do you foresee as the next decision point from Anadarko here? Kind of what answer are you looking for and when would you expect to get that?

Vicki A. Hollub: Well, we did make -- I know you haven't a chance to look at it and read it, but we did make the offer public and did not put a time limit on it. We also sent it directly to the Chairman and CEO of Anadarko and lead independent director, so they have it now. In terms of time frame, I would expect that they will need to make a decision on whether they view this to be superior. We think it quite clearly is. So then per the agreement, I think there is -- you might check the Chevron agreement with Anadarko, but I believe there is a time limit for them to have a decision on it -- a matching decision.

Roger David Read: Okay. Appreciate that. Second question for you, Cedric. You mentioned obviously in the press release here you've got financing lined up, previous question from Phil was along the lines of where you're comfortable with your leverage. Just curious if you can at all kind of give us an idea of maybe what some of that structure would be. Are we talking about kind of a significant bridge loan, revolver type thing that can be paid down quickly? I'm presuming that's the case with the plan for quick deleveraging? Or we're looking at a complete restructuring of the balance sheet overall in terms of a extended duration of debt as well as some shorter-term components?

Cedric W. Burgher: Yes. Thanks, Roger. Good question. Not looking at a complete restructuring. There'll be assumed debt from Anadarko that would come over with the transaction. Obviously, our debt maturity profile, you can -- is very -- we have a diverse set of maturities over time that would remain. So we do have bridge commitments from Citibank and Bank of America. And so there is no financing contingency needed, it's fully committed. From that, we would expect to come out with an increased revolver that would probably be for insurance or liquidity purposes; also take advantage of the term loan market, which would be the least expensive and easiest for prepay debt, again, tied to our asset monetization strategy that would very -- be a very cost-efficient way to take on debt that's very short term and yet give you flexibility if you needed more time. And then also thirdly, we'd go to the capital markets and issue some -- a variety of maturities and types of securities, again, that would fit our debt reduction strategy. So it would be a combination of all of those things, ultimately, that we would need to execute, but all of it is that the plans are in place, the markets are in good shape. Fortunately, interest rates continue to remain low and the banks are behind us and ready to help us get through this.

Roger David Read: Yes. All you need is another tweet from Donald Trump to tell the Fed to keep it low and you're in great shape. One final question for you on the cost saving side, specifically the domestic capital and operating efficiency, which the Slide 11 says does not include the well productivity. And you mentioned, I think it was $3.5 billion of potential from that as you roll out the Oxy Dynamics across the whole platform. What -- how much of that $3.5 billion is tied to the reduced CapEx and then -- for the combined entity? And then is that a number that could go a lot higher in a sort of different price and spending environment? Or is that just sort of looking at what's been going on maybe the last 12, 24 months and trying to determine -- or bracketing that $3.5 billion?

Cedric W. Burgher: Yes. So of the $3.5 billion, $1.5 billion is tied to capital reduction combined, and most of that, that will be across the global portfolio of both companies, but most pronounced in the Permian where there has been the highest growth. And if you look at the combined Company growth rate, it's about 10% and we'll take that down to 5%. So no longer pursuing the 5% to 8% that Oxy's had but taking it down to 5%, again focused on deleveraging and good healthy growth but less growth and a much more free cash flow. So we would -- we're currently at about a dozen rigs operated in the Permian. I believe they are at around 10, so we'll take that down probably in the kind of the mid-15 plus or minus rigs combined. So again, most pronounced, the Permian, but it would be across the global portfolio where we'd see capital reductions.

Operator: Leo Mariani of KeyBanc.

Leo Paul Mariani: Just a question for you here on the bid process. Obviously, you guys came out with a higher bid here for Anadarko. Just wanted to get a sense of whether or not you guys see this as a kind of best and final bid from Oxy? Or would you potentially consider adjusting the bid if there might be a counter bid say from Chevron?

Vicki A. Hollub: Well, we think our bid right now is so compelling, $76 versus $65 is so compelling now that we think it's -- certainly this is a superior bid, and there is a lot of ground to make up there.

Leo Paul Mariani: Okay. And I guess just with respect to the comments around production growth that you guys made where I guess the combined Company will be sort of closer to 10% growth, and you guys are reducing it to 5%. I guess there was some commentary in the release that this was somewhat of a near-term move. Clearly, I know you guys want to accelerate the free cash flow and deleverage, but do you see that as maybe something you would do for a handful of years? Do you hit your cost reduction targets and then potentially you could sort of increase that back up to that closer to 8% long-term Oxy growth? Maybe just some color on that would be helpful.

Vicki A. Hollub: What -- the way we look at this acquisition is it provides so much increase in cash flow that this accelerated our cash flow creation because as you know, we were trying to replace cash flow and build cash flow that we had to exit during the time we were getting rid of some of the lower return, lower margin properties. So the reason we can now drop down to the 5% is the incremental cash flow that we're getting from this acquisition. So it can put us in a scenario where we can have a great balance of 5% higher margin cash flow. So even though that we're dropping the cash flow to 5%, our margins will be better. So it's not that the drop in cash flow is not proportionate because of the fact that we'll have higher margins.

And in addition, what we want to do with more moderate growth is be able to, on a consistent basis, grow our dividend more than we have after we delever. We'll start growing the dividend a little more meaningfully. And in this scenario, we'll almost always have cash available for share repurchases.

Cedric W. Burgher: I would just add. As you know, for companies this size or larger, pretty much across the board, 5% would be likely best in class and -- so a very strong and healthy but sustainable -- long-term sustainable growth rate that we think would be superior to pretty much any alternative out there of the large companies.

Leo Paul Mariani: Okay. That's very helpful. And I guess, just to follow up on the $1.5 billion of, I guess, some of the reductions that you're going to be making here on the capital side. So is that purely an activity reduction or are there some synergies of well cost reductions baked into that $1.5 billion? If you have any breakout between those 2, that would be helpful as well.

Cedric W. Burgher: Yes, I do. So $1.5 billion is reduction. We also have detailed on Slide 11 where we talk about capital and operating efficiency of another $0.5 million. That's a combined operating in capital efficiency that we can achieve at the asset level.

Operator: Jason Gammel of Jefferies.

Jason Gammel: I wanted to ask about the structure of the consideration on the deal. The offer that is currently outstanding is 50% cash, 50% equity. And you had referenced that the offer that had been put out on April 11 was 40% cash and 60% stock. So can you talk about how you decided to restructure the deal and whether you think that the equity is a preference for the Anadarko shareholders versus cash?

Vicki A. Hollub: The way we did the restructuring is we had, had -- we'd increased from a first offer of 25% cash, 75% stock, and we felt like the Anadarko Board wanted more security around the value, around the ultimate price, so we increased our cash component to 40%. We felt like with the asset sales that we feel comfortable with that -- to provide even more price and value assurance that we could go up to the 50% after we took even a deeper dive into some of the assets that would be available for sale. So that's how we reached to the optimum of the 50% cash.

Jason Gammel: And then just on this point, have you had any preliminary conversations with the ratings agencies about where potentially your rating could actually move? I know that you say you're committed to investment-grade.

Cedric W. Burgher: That's right. We are committed to not only investment-grade but strong investment-grade over time. We realize that this is a heavy cash component, which is favorable, we think, to Anadarko's shareholders. They'll like the cash, significantly more cash than other options they have at the moment. But we have had discussions with the rating agencies. They don't share with us in advance what their actions are going to take. But we have briefed them fairly thoroughly and have an open and long-standing, very healthy open dialogue with them. And so we're continuing to interact with them, but they'll make their actions known publicly when they are ready. And that's really all we know at this time.

Jason Gammel: Okay. And then just one final one for me, sorry. This does require shareholder approval. I assume that you have been having some conversations. Are you highly confident that your shareholders are going to approve this deal?

Vicki A. Hollub: We're highly confident. But the reality is until we got this information out there, we couldn't have meaningful conversations with our shareholders about what this deal is. So we were -- because of Reg FD, we didn't have the ability to provide the level of detail that we're providing now. And so we think that this detail is going to be sufficient to help the -- our shareholders understand what we're trying to accomplish.

Operator: This concludes our question-and-answer session. I would like to turn the conference back over to Vicki Hollub for any closing remarks.

Vicki A. Hollub: I don't think I have anything at this time. I want to thank you all for joining us on the call today. And we look forward to further communication and meetings with our shareholders over the coming weeks. Thank you all very much.

Operator: The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.